SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)1

EMPIRE ENERGY CORP.

(Name of Issuer)

Class A and Class B Common Shares

(Title of Class of Securities)

291648103

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)

      Rule 13d-1(c)

      Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 291648103	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations (Master) Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 33,983,333 Class A* 5,000,000 Class B*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 33,983,333 Class A* 5,000,000 Class B*
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
33,983,333 Class A*
5,000,000 Class B*
*RAB Special Situations (Master) Fund Limited owns 17,100,000 Class A common shares, a $1,500,000 convertible debenture convertible into 8,333,333 Class A common shares, warrants to acquire 8,550,000 Class A common shares, and warrants to acquire 5,000,000 Class B common shares. The convertible debenture and warrants are not exercisable if, as a result of an exercise, the holder would then become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 16a-2 under the Securities Exchange At of 1934.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Up to 9.9999% Class A**
Up to 9.9999% Class B***
**The percentages used herein are calculated based upon 191,979,784 Class A common shares outstanding as of November 14, 2007, plus 16,883,333 Class A common shares in aggregate underlying convertible securities which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
***The percentages used herein are calculated based on 100,919 Class B common shares outstanding as of November 14, 2007, plus 5,000,000 Class B common shares in aggregate underlying convertible securities which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 291648103	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Empire Energy Corp.
Item 1 (b)	Address of Issuer’s Principal Executive Offices:
4500 College Boulevard, Suite 240 Leawood, Kansas 66211
Item 2 (a)	Name of Person Filing: RAB Special Situations (Master) Fund Limited
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations (Master) Fund Limited P.O. Box 908 GT Walker House Mary Street George Town, Cayman Islands
Item 2 (c)	Citizenship: Cayman Islands
Item 2 (d)	Title of Class of Securities: Class A Common Shares Class B Common Shares
Item 2 (e)	CUSIP Number:
291648103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	Broker or dealer registered under Section 15 of the Act.
	(b)	Bank as defined in Section 3(a)(6) of the Act.
	(c)	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	Investment company registered under Section 8 of the Investment Company Act.
	(e)	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 291648103	13G	Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A

CUSIP No. 291648103	13G	Page 5 of 5 Pages

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008 (Date)

RAB Special Situations (Master) Fund Limited
by Fraser McGee and Jake Leavesley

Authorised signatories for RAB Capital plc
for and on behalf of
RAB Special Situations (Master) Fund Limited

/s/ Fraser McGee
(Signature)

/s/ Jake Leavesley
(Signature)